UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Greehey, William E.
   One Valero Place
   San Antonio, TX  78212
   USA
2. Issuer Name and Ticker or Trading Symbol
   Valero Energy Corporation
   VLO
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   01/31/02
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board, President and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|01/17/|A   |V|123,640*          |A  |           |                   |      |                           |
e (bonus shares)           |02    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/17/|M   | |20,000*           |A  |           |                   |      |                           |
e (settlement of '99 perfor|02    |    | |                  |   |           |                   |      |                           |
mance shares)              |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/17/|M   | |48,334*           |A  |           |                   |      |                           |
e (settlement of '00 perfor|02    |    | |                  |   |           |                   |      |                           |
mance shares)              |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/17/|M   | |50,000*           |A  |           |                   |      |                           |
e (settlement of '01 perfor|02    |    | |                  |   |           |                   |      |                           |
mance shares)              |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/31/|M   | |35,248            |A  |           |                   |      |                           |
e (shares received upon exe|02    |    | |                  |   |           |                   |      |                           |
rcise of options)          |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/31/|F   | |23,454            |D  |$45.075    |1,158,514          |D     |                           |
e (shrs whld for taxes/exrc|02    |    | |                  |   |           |                   |      |                           |
s price on opt exrcs)      |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |66,195.7622        |I     |plans                      |
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*  See footnote (2) on Tabl|      |    | |                  |   |           |                   |      |                           |
e II.                      |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Performance Shares (aw|(1)     |01/17|A   | |77,000     |A  |(1)  |01/20|Common Stock|(1)    |       |77,000      |D  |            |
ard)                  |        |/02  |    | |           |   |     |05   |            |       |       |            |   |            |
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Performance Shares (am|(2)     |01/17|M   | |10,000     |D  |(2)  |01/20|Common Stock|20,000 |       |0           |D  |            |
ount of deferred settl|        |/02  |    | |           |   |     |02   |            |(2)    |       |            |   |            |
ement of '99 award)   |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Performance Shares (am|(2)     |01/17|M   | |24,167     |D  |(2)  |01/20|Common Stock|48,334 |       |24,166      |D  |            |
ount of deferred settl|        |/02  |    | |           |   |     |03   |            |(2)    |       |            |   |            |
ement of '00 award)   |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Performance Shares (am|(2)     |01/17|M   | |25,000     |D  |(2)  |01/20|Common Stock|50,000 |       |50,000      |D  |            |
ount of deferred settl|        |/02  |    | |           |   |     |04   |            |(2)    |       |            |   |            |
ement of '01 award)   |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Option |$19.9191|01/31|M   | |35,248     |D  |03/06|03/06|Common Stock|35,248 |       |0           |D  |            |
(right to buy)        |52      |/02  |    | |           |   |/95  |/02  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Award of performance shares under the Valero Energy Corporation 2001 Executive Stock Incentive Plan. Pursuant to terms of the reporting person's performance share agreement approved by the Compensation Committee, any shares of common stock earned pursuant to the terms of the performance award are not to be issued until the first day of January of the year following the reporting person's termination of service. The amount of common stock to be awarded to the reporting person is determined annually over a three-year period and is payable in amounts ranging from zero to 200 percent of the performance shares.
(2) The reporting person's receipt of bonus shares and the settlement of his prior performance share awards have been deferred until the first day of January of the year following the reporting person's termination of service. The Compensation Committee of the Valero Energy Corporation Board of
Directors has determined the amount of the award at 200% of the number of performance shares eligible to be issued in 2002 and has accrued such number of shares of common stock to be issued upon the first day of January of the year following the reporting person's termination of service.
SIGNATURE OF REPORTING PERSON
J. Stephen Gilbert, Attorney-in-Fact for William E. Greehey
DATE
02/08/02